  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 1996
                                                      REGISTRATION NO. 33-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                         PRIME MEDICAL SERVICES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      DELAWARE                                             74-2652727
          (STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NO.)

                  1301 CAPITAL OF TEXAS HIGHWAY, SUITE C-300
                           AUSTIN, TEXAS 78746-6550
                                (512) 328-2892
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                              KENNETH S. SHIFRIN
                         PRIME MEDICAL SERVICES, INC.
                  1301 CAPITAL OF TEXAS HIGHWAY, SUITE C-300
                           AUSTIN, TEXAS 78746-6550
                                (512) 328-2892
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
            INCLUDING AREA CODE, OF REGISTRANT'S AGENT FOR SERVICE)
                                --------------
                                  COPIES TO:
                               TIMOTHY L. LAFREY
                        SMALL, CRAIG & WERKENTHIN, P.C.
                        100 CONGRESS AVENUE, SUITE 1100
                              AUSTIN, TEXAS 78701
                                (512) 472-8355
                              FAX: (512) 320-9734
  Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective.
                                --------------

  If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
              ----------

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  ----------

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
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- -------------------------------------------------------------------------------

                                                             PROPOSED          PROPOSED
                                            AMOUNT            MAXIMUM           MAXIMUM           AMOUNT OF
        TITLE OF EACH CLASS OF               TO BE        OFFERING PRICE       AGGREGATE        REGISTRATION
     SECURITIES TO BE REGISTERED          REGISTERED        PER SHARE(1)   OFFERING PRICE(2)         FEE
- ------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value (2).....      2,265,240          $13.875       $31,430,205.00       $10,843.42

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), using the average of the high and low sales prices reported on The Nasdaq National Market for the Registrant's Common Stock on September 20, 1996.
(2) The Registration Statement also pertains to rights to purchase shares of Common Stock of the Registrant. One right is attached to and trades with each share of Common Stock of the Registrant. Until the occurrence of certain events, the rights are not exercisable and will not be evidenced or transferred apart from the Common Stock.
                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE
REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES
AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 1996

PROSPECTUS
                                2,265,240 SHARES

                          PRIME MEDICAL SERVICES, INC.

                                  COMMON STOCK

  This prospectus may be used in connection with the distribution of up to 2,265,240 shares (the "Shares") of the Company's Common Stock proposed to be disposed of from time to time by the Selling Stockholders named herein. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Company will bear the expenses of this registration. The Company's Common Stock is traded on The Nasdaq National Market under the symbol "PMSI." On September 26, 1996, the last sale price of the Common Stock as reported on The Nasdaq National Market was $14.50 per share.

  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                 ------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

  The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions (which may involve block transactions) on The Nasdaq National Market, in the over-the-counter market, or on any exchange on which the Common Stock may then be listed, in negotiated transactions or otherwise. Sales will be effected at such prices and for such consideration as may be obtainable from time to time. Commission expenses and brokerage fees, if any, will be paid individually by the Selling Stockholders. See "Plan of Distribution."

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 27, 1996.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of The Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated herein by reference:

  (1) The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1995;

  (2) The Company's Annual Report on Form 10-K/A, dated June 4, 1996;

  (3) The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996;

  (4) The Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996;

  (5) The Company's Current Report on Form 8-K, dated May 2, 1996;

  (6) The Company's Current Report on Form 8-K/A, dated June 4, 1996;

  (7) The description of the Common Stock contained in the Company's Form 8-A, dated September 14, 1993; and

  (8) The description of the rights issued to stockholders of the Company contained in the Company's Form 8-A, dated March 10,1994.

  All documents filed by the Company pursuant to Sections 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents).

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus. Unless the context otherwise requires, the "Company" refers to Prime Medical Services, Inc. and its consolidated subsidiaries and affiliated partnerships and limited liability companies.

                                  THE COMPANY

  The Company is the largest and one of the fastest growing providers of lithotripsy services in the United States. Lithotripsy is a non-invasive procedure for the treatment of kidney stones, typically performed on an outpatient basis, that eliminates the need for lengthy hospital stays and extensive recovery periods associated with surgery. The Company has an economic interest in 49 mobile and six fixed site lithotripters, all but two of which are operated by the Company. The Company's lithotripters performed approximately 31,000, or approximately 17%, of the estimated 180,000 lithotripsy procedures performed in the United States in 1995. Approximately 1,850 urologists utilized the Company's lithotripters in 1995, representing approximately 25% of the estimated 7,300 active urologists in the United States. Of these physicians, approximately 900 (12% of the U.S. total) also own minority interests in certain lithotripters of the Company. In addition, management believes that the Company has collected the United States' largest lithotripsy treatment database, containing detailed treatment and outcomes data on over 100,000 lithotripsy procedures, which the Company and its associated urologists utilize in seeking to provide the highest quality of lithotripsy services as efficiently as possible.

  The Company began providing lithotripsy services with an acquisition in 1992 and has grown rapidly since that time through a total of ten acquisitions with interests in 55 lithotripters. Forty-seven of the Company's 55 lithotripsy operations were formed by the Company's current directors and managers prior to the Company's acquisition of such operations. Since 1992, the Company has substantially divested its non-lithotripsy businesses. Lithotripsy revenues have grown from no revenues in 1991 to $22.2 million in 1995. Total revenues and income before extraordinary items (including the divested businesses) grew over the same period from $12.7 million to $23.2 million and from $200,000 to $7.2 million, respectively.

  The Company provides lithotripsy services at approximately 400 hospitals and surgery centers in 31 states. The Company provides non-medical services related to the operation of the lithotripters, including scheduling, staffing, training, quality assurance, maintenance, regulatory compliance and contracting with payors, hospitals and surgery centers, while medical care is rendered by urologists utilizing the lithotripters. In addition, the Company has over 200 contracts with managed care organizations.

  The market for lithotripsy services remains highly fragmented. While the Company operates approximately 15% of the estimated 350 lithotripters currently operated in the United States, the Company believes that the next five largest lithotripsy service companies collectively account for less than 20% of the country's lithotripters, and that no other lithotripsy service company operates more than 2%. In addition, the Company does not currently serve 52 of the 100 largest Metropolitan Statistical Areas ("MSAs") in the United States.

  The Company's strategy to continue its growth is as follows:

    . Continue to grow through acquisitions.

    . Form operations to serve new markets and expand operations in existing markets.

    . Employ its proprietary outcomes database to optimize quality and efficiency.

    . Develop strategic alliances with vertically integrated networks of providers.

    . Develop new business opportunities in partnership with urologists.

  The Company is a Delaware corporation. Its principal executive offices are located at 1301 Capital of Texas Highway, Austin, Texas 78746, and its telephone number is (512) 328-2892.

                                 RECENT EVENTS

  In April 1996, the Company acquired Lithotripters, Inc. (the "Litho Acquisition") for $86.0 million, consisting of $70.0 million in cash and 1.6 million shares of restricted Common Stock. Lithotripters, Inc. operates 31 lithotripters serving approximately 200 locations in 19 states. The Litho Acquisition provided the Company with complementary geographic coverage as well as additional expertise in forming and managing lithotripsy operations. Senior management of Lithotripters, Inc., most of whom have remained associated with the Company, formed all of Lithotripters, Inc.'s operations. The President of Lithotripters, Inc. at the time of the acquisition, Dr. Joseph Jenkins, became the President and Chief Executive Officer of the Company.

  In October 1995, the Company acquired Sun Medical Technologies, Inc. ("Sun") for an aggregate purchase price of approximately $16.2 million. Sun operates eight lithotripters serving approximately 70 locations in six states. This acquisition also extended the Company's service area and provided the Company with experienced managers.

                                  RISK FACTORS

  Prospective investors should carefully consider the factors discussed in detail elsewhere in this Prospectus under the caption "Risk Factors."

  Certain statements contained herein are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions about future conditions that could prove not to be accurate. Actual events, transactions and results may materially differ from the anticipated events, transactions or results described in such statements. The Company's ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the existence of demand for and acceptance of the Company's services, the availability of appropriate candidates for acquisition by the Company, regulatory approvals, economic conditions, the impact of competition and pricing, results of financing efforts and other factors affecting the Company's business that are beyond the Company's control, including but not limited to the matters described in "Risk Factors." See "Risk Factors."

                                  THE OFFERING

   Common Stock offered by the Selling Stockholders ..........  2,265,240 shares
                                                               =================
   Common Stock outstanding after the offering(1)............. 19,070,600 shares
                                                               =================
   Nasdaq symbol ............................................. PMSI

- --------
(1) Based on the number of shares outstanding as of September 19, 1996. Excludes options outstanding on September 19, 1996, to purchase up to 921,167 shares of Common Stock at a weighted average exercise price of $7.65 per share. Also excludes 338,500 shares of Common Stock available for issuance under the Prime Medical Services, Inc. 1993 Stock Option Plan (the "Option Plan"). See "Management--Option Plan."

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors, together with the other information set forth in this Prospectus, in evaluating an investment in shares of Common Stock of the Company.

ACQUISITION GROWTH STRATEGY

  The Company has followed an aggressive acquisition strategy since 1992 that has resulted in rapid growth in its business. This acquisition strategy is dependent on the continued availability of suitable acquisition candidates and subjects the Company to the risks inherent in assessing acquisition candidates and integrating and managing the operations of acquired companies. The Company's growth is also expected to place significant demands on the Company's financial and management resources. Moreover, the Federal Trade Commission ("FTC") initiated an investigation in 1991 to determine whether the limited partnerships in which Lithotripters, Inc. is the general partner posed an unreasonable threat to competition in the healthcare field. While the FTC has notified the Company that the investigation has been closed, and no action was taken, the FTC or another governmental authority charged with the enforcement of federal or state antitrust laws or a private litigant might, due to the Company's size and market share, seek to (i) restrict the Company's future growth by prohibiting or restricting the acquisition of additional lithotripsy facilities or (ii) require that the Company divest of certain of its lithotripsy operations. Consequently, there can be no assurance that the Company will be able to continue to grow or that its growth strategy will prove successful. Moreover, in view of the Company's significant recent growth, the Company's historical financial performance may not be indicative of its future performance. The Company's failure to implement its growth strategy successfully could adversely affect the Company. See "Business-- Strategy."

OPERATIONS SUBJECT TO GOVERNMENT REGULATION

  The Company is subject to extensive regulation by both the federal and state governments. The Company has agreed to purchase the partnership interests of certain affiliated physician-investors in the event of changes in the law that prohibit, or the occurrence of enforcement actions that challenge, the ownership by physician-investors of an interest in a lithotripsy treatment facility. These mandatory purchase obligations generally require the payment by the Company of a multiple of earnings similar to multiples used by the Company in pricing the original acquisition of such interests. To the extent the Company is required to purchase such interests, such purchases might cause a default under the terms of the Company's Senior Credit Facility (the "Senior Credit Facility"), impair the Company's relationship with urologists and otherwise have a material adverse impact on the Company. While the Company believes that it is in compliance in all material respects with all applicable laws that govern the Company's business and operations, these laws are complex and have been broadly construed by courts and enforcement agencies. Accordingly, there can be no assurance that the Company will not be required to change its business practices or its investment relationships with urologists or that the Company will not experience a material adverse effect as a result of any challenge made by a federal or state regulatory agency in connection with its investigation of such practices or relationships. See "Business--Strategy" and "--Lithotripsy Operations."

UNCERTAINTIES RELATED TO CHANGING HEALTHCARE ENVIRONMENT

  The healthcare industry has experienced substantial changes in recent years. Although managed care has yet to become a major factor in the delivery of lithotripsy services, the Company anticipates that managed care programs, including capitation plans, may play an increasing role in the delivery of lithotripsy services and that competition in the lithotripsy services industry may shift from individual practitioners to health maintenance organizations and other significant providers of managed care. No assurance can be given that the Company will prosper in the changing healthcare environment. See "Business--Strategy."

  In addition, the hospitals and surgery centers to which the Company provides services are reimbursed for lithotripsy services under various federal and state programs, including Medicare, Medicaid and Champus, primarily at fixed rates. These programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy and governmental funding restrictions, all of which may have the effect of decreasing program payments, increasing costs or requiring the Company to modify the way in which it operates its business. The Company is not able to predict whether changes will be made in the rates prescribed by these governmental programs. Such changes could have a material adverse effect on the Company. Furthermore, increases in operating costs that are subject to inflation, such as labor and supply costs, without a compensating increase in prescribed rates may adversely affect the Company.

  There have been numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including services provided by the Company. The Company believes that such initiatives may continue in the future. Aspects of certain of these reforms as proposed in the past could, if adopted, adversely affect the Company.

RISKS INHERENT IN THE PROVISION OF MEDICAL SERVICES

  The urologists who use the Company's lithotripters are involved in the delivery of healthcare services to the public and, therefore, are exposed to the risk of liability claims. Since the Company typically operates the lithotripters used by the urologists and provides lithotripsy nurses and radiology technicians to assist the urologists in the use of lithotripters, the Company may also be named in a claim against a urologist in connection with performing a lithotripsy procedure at the Company's facilities. Claims of this nature, if successful, could result in substantial damage awards to the claimants which may exceed the limits of any applicable insurance coverage. While the Company maintains professional liability insurance, there can be no assurance that any such claims against the Company will not exceed the amount of insurance maintained. Successful malpractice claims asserted against the Company, to the extent not covered by the Company's liability insurance, could adversely affect the Company. See "Business--Lithotripsy Operations."

COMPETITION

  The lithotripsy services industry is fragmented and highly competitive in many respects. Moreover, certain of the Company's current and potential competitors have substantially greater financial resources than the Company and may compete with the Company for acquisitions and development of operations in markets targeted by the Company. The Company has experienced competition in the acquisition of existing lithotripsy facilities and the development of relationships with treating physicians. The Company has also experienced competition from hospitals or treating physicians who have opened their own lithotripsy facilities. Such competition could intensify in the event of a decrease in the purchase price of lithotripters or if the supply of new or used lithotripters increases over time. Another significant provider of lithotripsy services is also a manufacturer of lithotripsy equipment, which may create different incentives for such provider in pricing lithotripsy services. Moreover, while the Company believes that lithotripsy has emerged as the superior treatment for kidney stone disease, the Company competes with alternative kidney stone disease treatments. See "Business--Industry Overview" and "--Competition."

TECHNOLOGICAL CHANGES

  The equipment and software utilized by the Company in the provision of its lithotripsy services have been characterized by technological changes. Although the Company believes that its equipment and software can generally be upgraded as necessary to remain technologically current, the development of new technologies or refinements of existing ones might render the Company's existing equipment and software technologically or economically obsolete. Although the Company is not aware of any pending technological developments that would be likely to materially and adversely affect its business, there can be no assurance that such developments will not occur. There is also a risk that the particular manufacturers of the Company's equipment may discontinue the manufacture of such equipment or may not offer equipment and software upgrades necessary to keep such equipment technologically current. Even if such upgrades are available, there can be no assurance that the Company will have the financial resources to acquire them. See "Business-- Industry Overview" and "--Lithotripsy Operations."

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent upon the services and management experience of the Company's executive officers, including Kenneth S. Shifrin, Chairman of the Board, and Joseph Jenkins, M.D., President and Chief Executive Officer of the Company. The Company does not carry key-man life insurance in material amounts on any of its officers. The loss of, or the failure to attract, qualified employees could adversely affect the Company. In addition, the Company's continued growth depends upon its ability to attract and retain skilled employees, particularly highly skilled lithotripsy nurses and radiology technicians. See "Management."

DEPENDENCE ON PHYSICIANS

  The Company depends upon the treatment of patients by urologists practicing in the communities served by the Company's lithotripters. In some cases, the Company's affiliated physician-investors have entered into noncompetition agreements with the Company under which they have agreed to refrain from owning interests in competing facilities for various periods. While the Company has generally experienced compliance with the terms of these noncompetition agreements, such enforceability is generally a matter of state law, varies from state-to-state and is evolving over time. Additionally, in some cases the Company may be forced to purchase the minority ownership interests of one or more affiliated urologist-investors under mandatory repurchase arrangements existing between the Company and such urologist-investors. The loss of relationships with key treating urologists at a particular facility, whether due to retirement, relocation, dissatisfaction with the Company's services, regulatory referral prohibitions or other factors, could adversely affect the Company. See "--Operations Subject to Government Regulation."

ANTITAKEOVER PROVISIONS

  The Company's Rights Agreement (which entitles the Company's stockholders, other than certain acquiring persons, under the circumstances described therein, to purchase Common Stock or the common stock of certain acquiring persons at prices equal to one-half of the fair market value thereof), the Company's Certificate of Incorporation and certain provisions of the Delaware General Corporation Law include several provisions that may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management of the Company, or limiting the ability of stockholders to approve transactions that they may deem to be in their best interests.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of substantial amounts of Common Stock in the public market or the perception that such sales might occur could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise equity capital. The Company cannot predict the effect, if any, that sales of shares of its Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities at a time and price that it deems appropriate. Certain stockholders of the Company, including the recipients of Common Stock in the Litho Acquisition, are also entitled to registration rights. See "Summary --Recent Events."

DIVIDEND POLICY AND RESTRICTIONS

  The Company does not intend to pay cash dividends on the Common Stock in the foreseeable future and anticipates that future earnings will be retained to finance future operations and expansion. The Senior Credit Facility also prohibits the Company from paying dividends and making other distributions on its Common Stock. See "Price Range of Common Stock" and "Dividend Policy."

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares offered hereby. All of the filing fees and the expenses of this Registration Statement will be borne in full by the Company, other than any fees or expenses of counsel to the Selling Stockholders, transfer taxes, if any, and any underwriting fees, discounts and commissions relating to this offering.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is quoted on The Nasdaq National Market under the symbol "PMSI." The following table sets forth, for the periods indicated, the high and low sale prices per share for the Common Stock as reported on The Nasdaq National Market.

                                                                   HIGH   LOW
                                                                   ----   ---
   1994
     First Quarter..............................................  $ 3.00 $ 2.50
     Second Quarter.............................................    3.13   2.38
     Third Quarter..............................................    3.38   2.38
     Fourth Quarter.............................................    3.63   2.88
   1995
     First Quarter..............................................    4.13   3.25
     Second Quarter.............................................    5.00   3.38
     Third Quarter..............................................    4.88   4.00
     Fourth Quarter.............................................    9.25   4.63
   1996
     First Quarter..............................................   13.50   6.50
     Second Quarter.............................................   21.00  12.50
     Third Quarter (to September 26, 1996)......................   17.50  10.75

  The last reported sale price of the Common Stock as reported on The Nasdaq National Market on September 26, 1996 was $14.50. At September 26, 1996, there were approximately 916 holders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company currently anticipates that all earnings will be retained for the development and expansion of its business and therefore does not anticipate paying dividends on its Common Stock in the foreseeable future. In addition, the Company's Senior Credit Facility contains provisions that prohibit the Company from paying dividends on its Common Stock.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1996:

                                                            AS OF JUNE 30, 1996
                                                            -------------------
                                                              (IN THOUSANDS)
Short-term debt and current maturities of long-term debt...      $   9,930
                                                                 =========
Long-term debt, net of current maturities..................         78,642
Minority interest..........................................         18,406
Stockholders' equity: 40,000,000 shares authorized;
 19,070,600 shares issued and outstanding..................            191
Additional paid-in capital.................................         84,090
Accumulated deficit........................................        (14,443)
                                                                 ---------
Total stockholders' equity.................................         69,838
                                                                 ---------
Total capitalization.......................................      $ 166,886
                                                                 =========

                                   BUSINESS

GENERAL

  The Company is the largest and one of the fastest growing providers of lithotripsy services in the United States. Lithotripsy is a non-invasive procedure for the treatment of kidney stones, typically performed on an outpatient basis, that eliminates the need for lengthy hospital stays and extensive recovery periods associated with surgery. The Company has an economic interest in 49 mobile and six fixed site lithotripters, all but two of which are operated by the Company. The Company's lithotripters performed approximately 31,000, or approximately 17%, of the estimated 180,000 lithotripsy procedures performed in the United States in 1995. Approximately 1,850 urologists utilized the Company's lithotripters in 1995, representing approximately 25% of the estimated 7,300 active urologists in the United States. Of these physicians, approximately 900 (12% of the U.S. total) also own minority interests in certain lithotripters of the Company. In addition, management believes that the Company has collected the United States' largest lithotripsy treatment database, containing detailed treatment and outcomes data on over 100,000 lithotripsy procedures, which the Company and its associated urologists utilize in seeking to provide the highest quality of lithotripsy services as efficiently as possible.

  The Company began providing lithotripsy services with an acquisition in 1992 and has grown rapidly since that time through a total of ten acquisitions with interests in 55 lithotripters. Forty-seven of the Company's 55 lithotripsy operations were formed by the Company's current directors and managers prior to the Company's acquisition of such operations. Since 1992, the Company has substantially divested its non-lithotripsy businesses. Lithotripsy revenues have grown from no revenues in 1991 to $22.2 million in 1995. Total revenues and income before extraordinary items (including the divested businesses) grew over the same period from $12.7 million to $23.2 million and from $200,000 to $7.2 million, respectively.

  The Company provides lithotripsy services at approximately 400 hospitals and surgery centers in 31 states. The Company provides non-medical services related to the operation of the lithotripters, including scheduling, staffing, training, quality assurance, maintenance, regulatory compliance and contracting with payors, hospitals and surgery centers, while medical care is rendered by urologists utilizing the lithotripters. In addition, the Company has over 200 contracts with managed care organizations.

  The market for lithotripsy services remains highly fragmented. While the Company operates approximately 15% of the estimated 350 lithotripters currently operated in the United States, the Company believes that the next five largest lithotripsy service companies collectively account for less than 20% of the country's lithotripters, and that no other lithotripsy service company operates more than 2%. In addition, the Company does not currently serve 52 of the 100 largest MSAs in the United States.

INDUSTRY OVERVIEW

 Kidney Stone Disease

   The exact cause of kidney stone formation is unclear, although it has been attributed to genetics, diet, climate, metabolism and certain medications. While certain life-style and diet modifications may decrease the incidence of kidney stones, there is no known preventative cure in the vast majority of cases. Approximately 25% of all kidney stones do not pass spontaneously and therefore require medical or surgical treatment. These patients suffer from extreme pain and, without treatment, may develop serious adverse health consequences that, in extreme cases, may lead to renal failure, loss of a kidney or even death. However, through the use of pain medication and other techniques, treatment can be postponed in nearly all cases for several weeks without adverse consequences.

  Kidney stone disease is most prevalent in the southern United States. Men are afflicted with kidney stones more than twice as frequently as women, with the highest incidence occurring in men 45 to 64 years of age.

 Treatment Methods

   A number of kidney stone treatments are used by urologists ranging from non-invasive procedures, such as drug therapy or lithotripsy, to invasive procedures, such as endoscopic extraction or open surgery. The type of treatment a urologist chooses depends on a number of factors, such as the size and chemical make-up of the stone, its location in the urinary system and whether the stone is contributing to other urinary complications such as blockage or infection.

  Certain types of less common kidney stones may be dissolved by appropriate drugs to allow normal passage from the urinary system. Stones located in certain areas of the urinary tract may be extracted endoscopically. These procedures commonly require general or local anesthesia and can injure the involved areas of the urinary tract. Frequently, kidney stones are located where they are not accessible by an endoscopic procedure. Prior to the development of lithotripsy, stones lodged in the upper urinary tract were often treated by open surgery or percutaneous stone removal, both major operations requiring an incision to gain access to the stone. After such procedures, the patient typically spends several days in the hospital followed by a convalescence period of three to six weeks. As the technology for treating kidney stones has improved, there has been a shift from more expensive and complicated invasive procedures to safer, more cost efficient and less painful non-invasive procedures, such as extracorporeal shock wave lithotripsy ("ESL"). The overwhelming majority of all kidney stones that require treatment are treated with ESL, eliminating the need for invasive surgical procedures and associated lengthy hospital stays and recovery periods.

 Extracorporeal Shock Wave Lithotripsy

  General. ESL involves equipment (a lithotripter) that uses shock waves to disintegrate kidney stones non-invasively. Stone fragments are then passed with the urine. The ESL lithotripter has dramatically changed the course of kidney stone disease treatment. ESL is normally performed on an outpatient basis, often without general anesthesia. Recovery times are generally only a few hours, and most patients can return to work the next day.

  There are three types of ESL technology: electromagnetic, spark-gap and piezoelectric. The Company has 36 electromagnetic machines, 18 spark-gap machines and only one piezoelectric machine.

  Electromagnetic Technology. Most new lithotripters utilize an electromagnetic shock wave component that eliminates the need for disposable electrodes. The use of lithotripters employing electromagnetic technology allows for more precise focusing of shock wave energy and more predictable energy delivery, which eliminates the need for anesthesia in most cases. Utilization of systems employing electromagnetic technology usually results in fragmentation of the kidney stone in less than 90 minutes.

  Spark Gap Technology. With these lithotripsy systems, shock waves generated by a disposable high-voltage spark electrode are focused on a kidney stone. Utilization of systems employing spark gap technology usually results in fragmentation of the kidney stone in less than 60 minutes. The use of spark-gap technology often requires the administration of sedatives or intravenous anesthesia care and in some cases requires general anesthesia.

  Piezoelectric Technology. Lithotripters applying piezoelectric technology use a linear array of ceramic elements, all focused at one point. There are only a few lithotripters utilizing piezoelectric technology operating in the United States.

STRATEGY

  The Company's objective is to continue to grow and strengthen its position as the leading provider of lithotripsy services in the United States. The Company has consistently pursued an aggressive growth policy since it entered the lithotripsy business in 1992 and believes its acquisition experience and ability to leverage off of its existing infrastructure will allow it to continue to recognize and take advantage of future acquisition opportunities. Furthermore, management believes that the Company's reputation and strong relationships with physicians, equipment manufacturers, managed care organizations, hospital groups and integrated provider networks have strategically positioned it to grow through the introduction of new services and the entry into new markets.

  The Company's strategy to accomplish its growth objective is as follows:

 Continue to Grow Through Acquisitions

  The Company intends to continue to aggressively pursue acquisitions of both large and small lithotripsy service providers. Since October 1995 the Company has acquired two of the three other top lithotripsy service companies in the United States, and since 1992 the Company has made ten acquisitions representing a total of 55 lithotripters. These acquisitions ranged in size from one to 31 lithotripters each. The Company believes that the fragmented nature of the lithotripsy industry, combined with operational challenges created by increasing regulatory and business complexities, will provide significant opportunities to acquire additional service providers at attractive prices. Where appropriate, the Company will seek to increase its ownership interest in current lithotripsy operations by purchasing interests of urologists and other investors who desire to divest due to retirement, concerns over regulatory issues or a desire to realize a return on their investment.

 Form Operations to Serve New Markets and Expand Operations in Existing
Markets

  The Company intends to leverage its management and other resources by forming additional partnerships or subsidiaries to serve new markets. Forty-seven of the Company's 55 lithotripsy operations were formed by current directors and managers of the Company prior to the acquisition of such operations by the Company. Future expansion opportunities exist as 52 of the largest 100 MSAs in the United States are not currently served by the Company. The Company believes that it can attract urologist-investors by appealing to an increasing number of physicians who seek to align themselves with larger, professionally managed organizations with favorable, established reputations in the industry. The Company also believes that it can increase the number of procedures performed per location by increasing its marketing efforts directed towards urologists and by upgrading existing equipment. For example, the Company recently modified five of its older spark-gap lithotripters to improve their imaging systems and to allow for the treatment of distal ureteral stones. These improvements, which cost approximately $70,000 per lithotripter, are expected to improve efficiency and increase patient volumes for such lithotripters. The Company plans to make these same improvements on five of the remaining spark-gap lithotripters. In addition, the Company also recently modified seven of its electromagnetic lithotripters which results in a higher pressure shock wave that significantly reduces procedure time without any additional need for anesthesia. These improvements, which cost approximately $53,000 per lithotripter, are expected to improve efficiency and increase patient volumes for such lithotripters. The Company plans to make these same improvements on 23 of the remaining electromagnetic lithotripters. The Company intends to continue to explore other ways to upgrade and modify equipment to improve efficiency and increase patient volumes. The Company will also evaluate opportunities to add lithotripters to its existing operations to serve more locations.

 Employ its Proprietary Outcomes Database to Optimize Quality and Efficiency

  The Company intends to utilize its proprietary outcomes database and information system to enhance its ability to furnish the highest quality of lithotripsy service on an efficient basis. In addition, the Company furnishes its database information to urologists utilizing the Company's facilities to assist them in improving the quality and efficiency of patient care. This information also enables the Company to negotiate more effectively with hospitals and third-party payors. Moreover, the Company is able to provide clinical and regulatory information that helps establish strong relationships with referring physicians, hospitals and surgery centers.

 Develop Strategic Alliances with Vertically Integrated Networks of Providers

  The Company is positioning its operations to compete successfully within emerging models of healthcare payment and delivery systems by actively developing alliances with vertically integrated networks of hospitals and other healthcare providers and third-party payors, including managed care organizations. By combining these alliances with the Company's extensive management experience, relationships with urologists and proprietary database, the Company believes that it can cost-effectively develop risk-sharing programs covering the full range of costs associated with lithotripsy treatment.

 Develop New Business Opportunities in Partnership with Urologists

  The Company currently provides services to approximately 25% of the estimated 7,300 active urologists in the United States and seeks to maintain close relationships with the medical community through its network of local physician advisory boards. The Company believes that it can utilize these relationships and its management expertise to develop new opportunities resulting from technological and other advances in affiliated urology businesses, including new therapeutic services relating to prostate disease and other urological disorders. The Company also is evaluating business opportunities involving physician practice management services. Management believes that the skills and expertise required to manage its lithotripsy business are very similar to those required for the management of physician practices.

LITHOTRIPSY OPERATIONS

  The Company manages the operation of 53 of its 55 lithotripters. All of its lithotripters are operated in connection with hospitals or surgery centers. The Company operates its lithotripters as the general partner of a limited partnership or through a subsidiary. The Company provides a full range of management and other non-medical support services to the lithotripsy operations, while medical care is provided by urologists utilizing the facilities and certain medical support services are provided by the hospital or surgery center. Urologists are investors in 43 of the 55 operations.

 Management Services

  In general, the Company provides turn-key management services to its lithotripsy operations. Key services performed include the following:

  . routing and scheduling of mobile lithotripters;

  . centralized patient scheduling;

  . pre-procedure insurance verification and post procedure billing and collection;

  . arranging for the hiring, training and continuing education of lithotripsy nurses and radiology technicians;

  . negotiating contracts with hospitals, surgery centers and all types of payors;

  . monitoring regulatory, legal and legislative issues affecting operations and arranging Certificate of Need preparation, testimony and support;

  . performing satisfaction surveys with hospitals, physicians and patients;

  . providing patient education materials;

  . arranging for consultation services from leading lithotripsy experts to treating physicians via a toll free telephone number;

  . as necessary, providing for the training and certification of urologists in the use of lithotripters;

  . maintaining the Company's proprietary outcomes database and information system; and

  . providing quality assurance, utilization review and continuing medical education for hospitals and physicians.

  The breadth of these services varies throughout the Company's operations. The Company continues to evaluate opportunities to expand the provision of such services throughout its system.

 Lithotripsy Facilities

  There are three types of ESL technology: electromagnetic, spark-gap and piezoelectric. The Company has 36 electromagnetic machines, 18 spark-gap machines and only one piezoelectric machine. The Company's lithotripters range in age from one to 11 years. With its continued ongoing maintenance program, all parts on the machines can be repaired or replaced as needed and are readily available. In addition, the Company continues to upgrade its lithotripters with technological advances as appropriate. As a result, the Company does not anticipate that any of its existing machines will need to be replaced or will become obsolete in the foreseeable future.

  Mobile Lithotripsy. Of the Company's 55 lithotripters, 49 are mobile units mounted in tractor-trailers or self-contained coaches serving locations in 31 states. The typical cost of a mobile lithotripter (including the coach) can range from $400,000 (used) to $1,800,000 (new). Mobile lithotripsy services are widely accepted and are utilized by most physicians, hospitals and patients. The increased convenience of bringing the mobile unit to the physician and patient has greatly enhanced the use of lithotripsy over alternative invasive treatment methods. In addition, few hospitals in the United States have the patient volume to justify the purchase and operation of an in-house system. Typically, a mobile unit will have a scheduled route of stops, visiting each hospital or surgery center from one to eight times per month. Most lithotripsy patients can delay the need for immediate treatment through the use of pain medication and can be scheduled to have their procedure in a timely manner without risk. In some locations, the Company has developed a flexible schedule that allows units to move between locations more than once per day, providing for greater flexibility to accommodate both physicians and patients.

  Fixed Site Lithotripsy. The Company also operates six fixed site lithotripters in five states. All of the Company's fixed lithotripsy units are located and operated in conjunction with a hospital or surgery center. Most of these locations are in major metropolitan markets where the population can support such an operation. Fixed site lithotripters generally cannot be economically justified in other locations.

  Integration of Acquisitions. The Company's growth strategy has focused on the acquisition of profitable and well managed lithotripsy operations. Because its operations are spread over 31 states and given the importance of maintaining positive relationships with local urologists and hospitals, the Company generally retains local management and related functions where no clear economies of scale exist. However, certain functions, such as managed care contracting, vendor relations, maintenance and supply contracting, and accounting, have been centralized because obvious benefits have been identified.

PROPRIETARY OUTCOMES DATABASE

  The Company believes that it maintains the most comprehensive quality outcomes database and information system in the lithotripsy services industry. The Company has detailed information on over 100,000 procedures covering patient demographic information and medical condition prior to treatment, the clinical and technical parameters of the procedure and resulting outcomes. Information is collected before, during and up to three months after the procedure through internal data collection by doctors, nurses and technicians and through patient questionnaires.

  This information also enables the Company to negotiate more effectively with hospitals and third-party payors. In addition, the Company is able to provide clinical and regulatory information that strengthens relationships with referring physicians, hospitals and surgery centers.

  Because consistency is a key factor in organizing and evaluating this data, it is collected at a centralized location which disperses results to management and affiliated urologists on a regular basis. Currently, the Company has procedures in place to collect all such data on a consistent basis for 31 of its lithotripters and plans to expand such data collection to additional lithotripters.

PHYSICIAN RELATIONS AND MARKETING

  Approximately 900 physicians have invested in 43 of the Company's 55 lithotripsy operations. In addition, approximately 950 other urologists utilized the Company's lithotripters in 1995. The Company markets its services to urologists by providing (i) top quality, well-maintained facilities and equipment, (ii) well-trained lithotripsy nurses and radiology technicians,
(iii) professional management and a full range of support services, and (iv) convenient scheduling, all of which enable the urologist to focus on the practice of medicine. The Company believes that its reputation and management experience, as well as "word-of-mouth" marketing from urologists currently utilizing its facilities, also play a significant role in attracting urologists.

  In all of its operations, the Company seeks to maintain strong relationships with its referring physicians. In most locations, the Company has established local physician advisory boards that meet periodically to discuss the provision and quality of services, financial performance and other factors with management that may impact operations. The Company has also established a National Advisory Board comprised of leading urologists to assist in establishing quality factors relating to services, to evaluate new technological advances and to assist the Company in evaluating other potential opportunities that would complement its lithotripsy operations. Members of the National Advisory Board are geographically diverse, which assists the Company in keeping up to date with regional or local trends in the healthcare market.

CONTRACTS FOR LITHOTRIPSY SERVICES

  The Company contracts for its lithotripsy services with hospitals and surgery centers for utilization by urologists practicing at these facilities. The Company markets to such facilities by providing well-maintained and conveniently scheduled equipment for the use of the facility's doctors and patients and by providing a full range of administrative and support services that enable the facility to provide higher quality and more efficient care. The Company believes that its reputation and management experience, together with input from urologists who wish to utilize the Company's facilities, also provide significant incentives for hospitals and surgery centers to contract with the Company.

  The Company's service agreements, which generally have terms of one to five years, provide for the three basic types of billing arrangements described below. In all instances, urologists who perform lithotripsy procedures bill separately for their professional fees.

 Hospital Billing Contracts

  Under a hospital billing contract, the Company bills and collects from the hospital or surgery center for lithotripsy services provided by the Company to patients. The rates charged under these arrangements vary and may be based on the number of procedures performed in a specific period or may be based on different rates depending on whether the patient is covered by private insurance or government payment plans or is a private pay patient. The hospital or surgery center is responsible for billing and collecting from the patient or third-party payor directly.

 True-up Contract

  Under a true-up contract, the Company bills and collects a negotiated fee from the hospital or surgery center, which is then retrospectively reviewed and adjusted based on the payments received by the hospital or surgery center for the corresponding treatments. The hospital or surgery center is responsible for billing and collecting from the patient or third-party payor directly, which forms the basis for any true-up.

 Direct Billing Contracts

  Under a direct billing contract, the Company bills the patient or the patient's third-party payor a combined fee, which includes all aspects of the procedure, excluding the treating urologist's fee. The Company then pays the hospital or surgery center a percentage of the collected amount for its services. Contracts of this type are advantageous to the Company because they provide it with considerable market feedback concerning reimbursement rates, which the Company utilizes when negotiating with hospitals, surgery centers and managed care organizations.

COMPETITION

  The market to provide lithotripsy services is highly fragmented and competitive. The Company competes with other private facilities and medical centers that offer lithotripsy services and with hospitals, clinics and individual medical practitioners that offer conventional medical treatment for kidney stones. Certain of the Company's current and potential competitors have substantially greater financial resources than the Company and may compete with the Company for acquisitions and development of operations in markets targeted by the Company. Another significant provider of lithotripsy services is also a manufacturer of lithotripsy equipment, which may create different incentives for such provider in pricing lithotripsy services.

OTHER LINES OF BUSINESS

  Prior to entering the lithotripsy business, the Company's primary business activities involved the ownership and management of diagnostic imaging centers and the provision of non-medical management services to cardiac rehabilitation centers. In 1994, the Company completed its exit from the diagnostic imaging business. The Company has also substantially reduced its cardiac rehabilitation business.

PROPERTIES

  The Company leases approximately 2,800 square feet of office space for its executive offices in Austin, Texas, under a lease expiring in 1997. The Company also leases approximately 5,700 square feet of office space in Campbell, California, under a lease expiring in 1997 and approximately 11,000 square feet of office space in Fayetteville, North Carolina, under two leases expiring in 2001. The Company believes its facilities are adequate for its reasonably foreseeable needs.

EMPLOYEES

  The Company has approximately 275 employees. None of these employees are subject to a collective bargaining agreement and the Company has experienced no work stoppages. The Company believes that its employee relations are good.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the Company's directors and executive officers including their respective ages, as of September 15, 1996.

             NAME              AGE POSITION(S)
             ----              --- ----------
 Kenneth S. Shifrin..........   47 Chairman of the Board
                                   President, Chief Executive Officer and
 Joseph Jenkins, M.D., J.D. .   49 Director
 Dan Myers, M.D. ............   42 Sr. Vice President--Development
 Michael Madler..............   37 Sr. Vice President--Operations
                                   Chief Financial Officer, Vice President--
 Cheryl Williams.............   45 Finance and Secretary
 W. Alan Terry...............   37 Treasurer
 Stan D. Johnson.............   42 Vice President
 Paul R. Butrus..............   55 Director
 William E. Foree, M.D. .....   64 Director
 Irwin Katz..................   77 Director
 John McEntire...............   34 Director
 William A. Searles..........   53 Director
 Michael J. Spalding, M.D. ..   55 Director

  Mr. Shifrin has been Chairman of the Board and a director of the Company since October 1989. In addition, Mr. Shifrin has served in various capacities with American Physicians Service Group, Inc. ("APS") since February 1985, and is currently Chairman of the Board and Chief Executive Officer of APS.

  Dr. Jenkins has been President and Chief Executive Officer and a director of the Company since April 1996. From May 1990 until December 1991, Dr. Jenkins was a Vice President of Lithotripters, Inc. Since January 1992, Dr. Jenkins has been President of Lithotripters, Inc. Dr. Jenkins is a board certified urologist and is a founding member, the immediate past-president and currently a director of the American Lithotripsy Society.

  Dr. Myers has been Sr. Vice President--Development of the Company since August 1996. Dr. Myers is a board certified urologist and was a Vice President of Lithotripters, Inc. from January 1990 until it was acquired by the Company in April 1996.

  Mr. Madler has been Sr. Vice President--Operations of the Company since August 1996. From July 1993 to August 1996, Mr. Madler was Vice President-- Operations of the Company. Previously, Mr. Madler was Vice President of Operations of American Health Services Corp., a diagnostic imaging company, from July 1991 to June 1993. He was employed by the Company from 1985 to 1991, most recently as its Vice President of Operations.

  Ms. Williams has been Chief Financial Officer, Vice President--Finance and Secretary of the Company since October 1989. Ms. Williams was Controller of Fairchild Aircraft Corporation from August 1988 to October 1989. From 1985 to 1988, Ms. Williams served as the Chief Financial Officer of APS Systems, Inc., a wholly-owned subsidiary of APS.

  Mr. Terry has been Treasurer of the Company since August 1996. Mr. Terry was Chief Operating Officer of Lithotripters, Inc. from June 1990 until it was acquired by the Company in April 1996. Mr. Terry was Vice President of Finance for May Department Stores from 1987 to 1990.

  Mr. Johnson has been a Vice President of the Company and President of Sun, a subsidiary of the Company, since November 1995. Mr. Johnson was the Chief Financial Officer of Sun from 1990 to 1995.

  Mr. Butrus has been a director of the Company since September 1992. Mr. Butrus is also an Executive Vice President and a director of MAIC Holdings, Inc. ("MAIC") and its wholly-owned subsidiary, Mutual Assurance, Inc. ("Mutual Assurance"), and has served in such positions since 1991. Mutual Assurance is a property and casualty insurance company.

  Dr. Foree has been a director of the Company since October 1993. Dr. Foree is a board certified urologist and has been practicing medicine since 1965.

  Mr. Katz has been a director of the Company since 1986. From 1952 until his retirement in January 1987, Mr. Katz was a partner with Katz, Sapper & Miller, Certified Public Accountants. Mr. Katz is currently a director of M-wave, Inc., a manufacturer of Teflon-based microwave circuitry.

  Mr. McEntire has been a director of the Company since September 1996. Since August 1994, Mr. McEntire has served as Vice President of Corporate Acquisitions of Parker and Parsley Petroleum, Inc., an oil and gas exploration company. From 1984 to 1994, Mr. McEntire worked in the banking and investment banking industry.

  Mr. Searles has been a director of the Company since October 1989. He is an independent business consultant and from 1981 to 1989 was associated with Bear, Stearns & Co., Inc., an investment banking firm, most recently as an Associate Director/Limited Partner. He currently serves as a director of APS.

  Dr. Spalding has been a director of the Company since October 1993. Dr. Spalding is a board certified urologist and has been practicing medicine since 1973. Dr. Spalding was the Chairman of Tennessee Valley Lithotripters, which was acquired by the Company in 1993.

COMPENSATION TO DIRECTORS

  The Company pays Dr. Foree, Mr. Katz, Mr. McEntire, Mr. Searles and Dr. Spalding a monthly fee of $1,250 for serving as directors. The Company's directors are also eligible to receive stock options under the Company's Option Plan. The Company's directors receive reimbursement of all ordinary and necessary expenses incurred in attending any meeting of the Board of Directors or any committee of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors of the Company has established an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee's functions include recommending to the Board of Directors the engagement of the Company's independent public accountants, reviewing with such accountants the plans for and the results and scope of their auditing engagement and certain other matters relating to their services to the Company, including matters relating to the independence of such accountants. The Compensation Committee makes recommendations to the Board of Directors with respect to the compensation of executive officers, including issuance of options under the Option Plan. The Nominating Committee has primary responsibility for nominating persons for election to the Board of Directors. Mr. Katz and Dr. Foree serve on the Audit Committee, Dr. Spalding and Mr. Searles serve on the Compensation Committee, and Mr. Katz, Mr. Butrus and Mr. Searles serve on the Nominating Committee.

EXECUTIVE COMPENSATION

 Summary Compensation Table

  Set forth below is information concerning aggregate compensation paid during each of the Company's last three fiscal years to the Company's Chief Executive Officer and each of the Company's other most highly compensated executive officers who received in excess of $100,000 in salary and bonuses during any of the last three fiscal years (collectively, the "Named Executives").

                          SUMMARY COMPENSATION TABLE

                                                      LONG-TERM
                                                    COMPENSATION
                                                       AWARDS
                                                    -------------
                               ANNUAL COMPENSATION
                              ---------------------  SECURITIES
NAME AND PRINCIPAL                                   UNDERLYING       ALL OTHER
POSITION                 YEAR SALARY($) BONUS($)(1) OPTIONS(#)(2) COMPENSATION($)(3)
- ------------------       ---- --------- ----------- ------------- ------------------
Kenneth S. Shifrin...... 1995  112,500     68,425          --              696
 Chairman of the Board   1994  112,500     28,350          --              696
                         1993  112,500     65,000          --              408
Jackie C. Majors (4).... 1995  150,000     68,425          --            2,808
 President and Chief
  Executive Officer      1994  150,000     47,250          --            2,808
                         1993  150,000    100,000          --            1,800
Michael Madler.......... 1995  150,000     68,425          --           37,081
 Sr. Vice President--
  Operations             1994  150,000     20,200          --              132
                         1993   71,539        --       100,000              44
Cheryl Williams......... 1995   80,736     68,425          --              228
 Chief Financial Officer
  and                    1994   75,385     20,200          --              206
 Vice President--Finance 1993   70,000     40,000          --              184

- --------
(1) Reflects bonuses paid during the year.
(2) Options to acquire Common Stock.
(3) Consists of life insurance premiums paid during the fiscal year. Also reflects moving expenses reimbursed to Mr. Madler in the amount of $36,905.
(4) Mr. Majors, who had served as President and Chief Executive Officer of the Company since 1989, retired in January 1996. Dr. Joseph Jenkins was elected to the Board of Directors and appointed President and Chief Executive Officer of the Company in April 1996. Under his employment agreement with the Company, Dr. Jenkins will receive an annual salary of not less than $325,000 and will be entitled to receive a performance bonus and stock options at the discretion of the Company's Board of Directors.

 Options Granted During Last Fiscal Year

  During 1995, the Company did not grant any options to any of the Named Executives.

 Option Exercises During 1995 and Option Values at December 31, 1995

  The following table provides information related to options exercised by the Named Executives during 1995 and the number and value of options held at December 31, 1995. The Company does not have any outstanding stock appreciation rights.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF SECURITIES
                                                     UNDERLYING UNEXERCISED
                                                     OPTIONS/SARS AT FISCAL   VALUE OF UNEXERCISED IN-THE-MONEY
                           SHARES                           YEAR-END          OPTIONS/SARS AT FISCAL YEAR-END($)
                         ACQUIRED ON     VALUE      ------------------------- -----------------------------------
          NAME           EXERCISE(#) REALIZED($)(1) EXERCISABLE UNEXERCISABLE EXERCISABLE($)  UNEXERCISABLE($)(2)
          ----           ----------- -------------- ----------- ------------- --------------  -------------------
Kenneth S. Shifrin......   50,000       256,250       200,000         --        1,750,000(2)            --
Jackie C. Majors(3).....      --            --        150,000         --        1,312,500(2)            --
Michael Madler..........      --            --         40,000      60,000         215,000(2)        322,500
Cheryl Williams.........   25,000        96,875        42,000       5,000         361,250(2)         42,188

- --------
(1) Calculated by subtracting the per share exercise price of the option from the closing price for the Company's Common Stock on the date of exercise and multiplying the difference by the number of shares of Common Stock purchased upon the exercise of the option.
(2) Calculated by subtracting the per share exercise price of the option from the closing price for the Company's Common Stock on December 31, 1995 ($9.00) and multiplying the difference by the number of shares of Common Stock underlying the option.
(3) Mr. Majors, who had served as President and Chief Executive Officer of the Company since 1989, retired in January 1996. Dr. Joseph Jenkins was elected to the Board of Directors and appointed President and Chief Executive Officer of the Company in April 1996.

OTHER COMPENSATION AND RELATED ARRANGEMENTS

 Employment Agreements

  The Company has entered into employment agreements with Joseph Jenkins, M.D., President and Chief Executive Officer of the Company, and Stan D. Johnson, a Vice President of the Company. Dr. Jenkins is currently paid $325,000 per year and Mr. Johnson is currently paid $165,000 per year under such agreements. Each of these agreements provides for the payment of basic salary amounts, performance bonuses and other customary benefits. Dr. Jenkins' employment agreement provides for his employment through April 30, 1998, and Mr. Johnson's employment agreement provides for his employment through September 30, 1998. Each of the agreements entitles such individual to receive severance payments if the Company terminates such individual's employment without cause. In any such event, Dr. Jenkins would be entitled to receive compensation for the remainder of the term of his employment agreement at the highest annual rate of cash salary that he received from the Company prior to such termination, and Mr. Johnson would be entitled to receive an amount equal to the lesser of $165,000 or the amount of salary otherwise payable to Mr. Johnson through September 30, 1998. Both agreements provide that the executive may terminate his employment agreement with the Company with or without cause by providing sixty days prior written notice to the Board of Directors.

 Noncompetition Agreements

  The Company has entered into noncompetition agreements with Dr. Jenkins, Mr. Johnson, Dr. Foree, Dr. Spalding and Mr. Butrus. While the terms of such agreements vary, they generally provide that each such person, during the period specified in his agreement, will not own, manage or control any business that competes with the Company and will not advise a customer or supplier of the Company to cancel or curtail its dealings with, or influence any employee of the Company to terminate his or her employment with, the Company.

 Indemnity Agreements

  The Company has entered into indemnity agreements with its current directors and executive officers and with a number of persons who have been officers, directors or key employees of the Company. The agreements generally provide that, to the extent permitted by law, the Company must indemnify each such person for judgments, expenses, fines, penalties and amounts paid in settlement of claims that result from the fact that such person was an officer, director or employee of the Company. In addition, the Company's and certain of its subsidiaries' certificates of incorporation provides for certain limitations on director liability. See "Description of Capital Stock-- Indemnification and Limitations on Directors' Liability."

 Option Plan

  The Company's Option Plan provides for the issuance of incentive and non-qualified stock options to purchase up to 2,000,000 shares of Common Stock. Non-qualified stock options may be granted to employees (including officers and directors) of the Company or its affiliates or to persons performing services for the Company or its affiliates. Incentive stock options may only be granted to employees of the Company. The Company has granted options to purchase 1,661,500 shares of Common Stock under the Option Plan, of which options covering 740,333 shares of Common Stock have been exercised, and options covering 430,333 shares of Common Stock were vested (but had not been exercised) as of September 15, 1996.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of September 15, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each person known by the Company to own beneficially more than 5% of the Company's Common Stock,
(ii) each of the Company's directors, (iii) each current director and executive officer of the Company, (iv) all current directors and executive officers of the Company as a group and (v) the Selling Stockholders. Although there can be no assurance that the Selling Stockholders will sell any or all of the Shares, the following table assumes that each of the Selling Stockholders will sell all Shares offered hereby. Unless otherwise indicated, the Company believes that each person or entity named below has sole voting and investment power with respect to all shares shown as beneficially owned by such person or entity, subject to community property laws where applicable and the information set forth in the footnotes to the table below.

                                       BENEFICIAL                BENEFICIAL
                                     OWNERSHIP PRIOR  NUMBER   OWNERSHIP AFTER
                                     TO THE OFFERING    OF      THE OFFERING
                                    ----------------- SHARES  -----------------
                                    NUMBER OF          BEING  NUMBER OF
NAME                                 SHARES   PERCENT OFFERED  SHARES   PERCENT
- ----                                --------- ------- ------- --------- -------
American Physicians Service Group,
Inc................................ 3,064,503  16.1       --  3,064,503  16.1
 1301 Capital of Texas Highway
 Austin, Texas 78746
Alabama Lithotripsy Joint Venture..   724,597   3.8   724,597       --    --
FSC Corporation(3).................   352,000   1.8   352,000       --    --
Atlantic Equity Corporation(3).....   168,000   0.9   168,000       --    --
Kidney Stone Center of South
Florida, Ltd.......................   305,467   1.6   305,467       --    --
Sutter Heath/California Healthcare
System.............................   226,771   1.2   226,771       --    --
Health Advantage Ventures..........   303,021   1.6   303,021       --    --
Robert L. Dale, M.D................    33,437   0.2    33,437       --    --
Robert L. Dale, M.D., Inc..........    28,824   0.2    28,824       --    --
J. Kersten Kraft, M.D..............    30,264   0.2    30,264       --    --
J. Kersten Kraft, M.D., Inc........    27,806   0.1    27,806       --    --
Mobile Kidney Stone Center, Inc....    65,053   0.3    65,053       --    --
Paul R. Butrus.....................   217,500   1.1       --    217,500   1.1
William E. Foree, M.D..............   215,385   1.1       --    215,385   1.1
Joseph Jenkins, M.D................    57,273   0.3       --     57,273   0.3
Irwin Katz.........................     5,100   --        --      5,100   --
Michael Madler(1)..................    28,500   0.1       --     28,500   0.1
John McEntire......................    28,500   0.1       --     28,500   0.1
Dan Myers, M.D.....................   139,091   0.7       --    139,091   0.7
William A. Searles(1)(2)...........     9,133   --        --      9,133   --
Kenneth S. Shifrin(1)(2)...........   209,900   1.1       --    209,900   1.1
Michael J. Spalding, M.D...........    70,165   0.4       --     70,165   0.4
Alan Terry.........................    32,727   0.2       --     32,727   0.2
Cheryl Williams(1).................    64,569   0.3       --     64,569   0.3
All directors and executive
 officers as a group
 (13 persons)...................... 1,067,343   5.5       --  1,067,343   5.5

- --------
(1) Includes the following number of shares subject to options that are presently exercisable or exercisable within 60 days after September 15, 1996: Mr. Madler, 20,000; Mr. Shifrin, 100,000; Ms. Williams, 47,000; and
    Mr. Searles, 8,333.
(2) Mr. Searles and Mr. Shifrin are each directors of APS and, together with the other officers and directors of APS, may share in the voting and investment power with respect to the shares of Common Stock of the Company owned by APS. Each of such persons disclaims the beneficial ownership of any such shares.
(3) FSC Corporation is an affiliate of The First National Bank of Boston, and Atlantic Equity Corporation is an affiliate of NationsBank, both of which acquired their shares pursuant to the exercise of warrants received in connection with the Company's Senior Credit Facility.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary is a description of certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"). Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of the Certificate of Incorporation.

  The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, $0.01 par value per share, and 1,000,000 shares of Preferred Stock, $0.01 par value per share ("Preferred Stock").

COMMON STOCK

  As of September 15, 1996, there were 19,070,600 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights applicable to the Common Stock. Subject to the preferences applicable to shares of Preferred Stock outstanding at any time, holders of shares of Common Stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and Preferred Stock preferences, if any. The authorized but unissued shares of Common Stock are available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or trading system on which the Common Stock may be listed or quoted. Shares of Common Stock are not redeemable and there are no sinking fund provisions.

PREFERRED STOCK

  The Board of Directors is authorized, without further action by the Company's stockholders, to issue Preferred Stock from time to time in one or more classes or series and to fix, as to any such class or series, the voting rights, if any, applicable to such series and such other designations, preferences and special rights as the Board of Directors may determine, including dividend, conversion, redemption and liquidation rights and preferences. There are no shares of Preferred Stock outstanding. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company or other corporate actions.

INDEMNIFICATION AND LIMITATIONS ON DIRECTORS' LIABILITY

  The Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to a proceeding by reason of the fact that he or she is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company in some capacity with another business enterprise, to the fullest extent permitted by law.

  The Certificate of Incorporation also provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or
(iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits brought on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. See "Management--Other Compensation and Related Arrangements."

TRANSFER AGENT

  The Company's registrar and transfer agent for the Common Stock is American Stock Transfer & Trust Company.

                             PLAN OF DISTRIBUTION

  The Shares may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) in the over-the-counter market, on The Nasdaq National Market and any exchange in which the Common Stock may then be listed, or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may sell the Shares as agent or may purchase such Shares as principal and resell them for their own account pursuant to this Prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of Shares from whom they may act as agent (which compensation may be in excess of customary commissions).

  The Company has informed the Selling Stockholders that the anti-manipulative rules under the Exchange Act (Rules 10b-6 and 10b-7) may apply to their sales of Shares in the market. Also, the Company has informed the Selling Stockholders of the need for delivery of copies of the Prospectus in connection with any sale of securities registered hereunder in accordance with applicable prospectus delivery requirements.

  In connection with such sales, the Selling Stockholders and any participating brokers or dealers may be deemed to be "underwriters" as defined in the Securities Act and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. In addition, any of the Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

  The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares offered hereby. All of the filing fees and the expenses of this Registration Statement will be borne in full by the Company, other than any fees or expenses of counsel to the Selling Stockholders, transfer taxes, if any, and any underwriting fees, discounts and commissions relating to this offering.

  In order to comply with certain state securities laws, if applicable, the Shares will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with, and, if so required, will only be sold in that state through registered or licensed brokers or dealers.

  The Shares originally issued by the Company to the Selling Stockholders bear legends as to their restricted transferability. Upon the effectiveness of the Registration Statement of which this Prospectus is a part, and the transfer by the Selling Stockholders of any of the Shares pursuant thereto, new certificates representing such Shares will be issued to the transferee, free of any such legends unless otherwise required by law.

  No person is authorized to give any information or to make any representation, other than those contained in this Prospectus, and any information or representations not contained in this Prospectus must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities under any circumstances where such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Small, Craig & Werkenthin, a Professional Corporation, Austin, Texas.

                                    EXPERTS

  The consolidated financial statements of Prime Medical Services, Inc. and its subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Lithotripters, Inc. and its subsidiaries as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, have been incorporated herein by reference in reliance upon the report of Arthur Andersen LLP, independent public accountants, upon the authority of said firm as experts in accounting and auditing.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Documents Incorporated by Reference........................................   2
Prospectus Summary.........................................................   3
Risk Factors...............................................................   5
Use of Proceeds............................................................   8
Price Range of Common Stock................................................   8
Dividend Policy............................................................   8
Capitalization.............................................................   9
Business...................................................................  10
Management.................................................................  17
Principal and Selling Stockholders.........................................  22
Description of Capital Stock...............................................  23
Plan of Distribution.......................................................  24
Legal Matters..............................................................  25
Experts....................................................................  25



- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,265,240 SHARES

                         PRIME MEDICAL SERVICES, INC.

                                 COMMON STOCK


                               -----------------

                                  PROSPECTUS

                               -----------------



- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The Registrant estimates that expenses payable by it in connection with the offering described in this Registration Statement (other than underwriting fees and commissions) will be as follows:

   Securities and Exchange Commission registration fee............. $ 10,843.42
   NASD filing fee.................................................      20,600
   Printing and mailing expenses...................................      25,000
   Accounting fees and expenses....................................      20,000
   Legal fees and expenses.........................................      50,000
   Blue sky fees and expenses......................................       2,000
   Miscellaneous...................................................       5,000
                                                                    -----------
     Total                                                          $133,443.42
                                                                    ===========

  The Selling Stockholders will pay no expenses related to the offering except underwriting fees, discounts, commissions, transfer taxes and their attorney's fees, if any.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article Ten of the Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to a proceeding by reason of the fact that he or she (i) is or was a director or officer of the Registrant or (ii) while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended.

  Pursuant to Section 145 of the Delaware Corporation Law, the Registrant generally has the power to indemnify its present and former directors and officers against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Registrant, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if the person is adjudged to be liable to the Registrant, unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant also has the power to purchase and maintain insurance for its directors and officers and has obtained such insurance.

  The preceding discussion of the Registrant's Certificate of Incorporation and Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by the Certificate of Incorporation and Section 145 of the Delaware General Corporation Law.

  The Registrant has entered into indemnity agreements with certain of its directors and officers. Pursuant to these agreements, the Registrant will, to the extent permitted under applicable law, indemnify these persons against all judgments, expenses, fines and penalties incurred in connection with the defense or the settlement of any actions brought against them by reason of the fact that they are or were directors or officers of the Registrant or that they assumed certain responsibilities at the direction of the Registrant.

ITEM 16. EXHIBITS.

     (5) Opinion of Small, Craig & Werkenthin, P.C.

    (23) (a) Consent of Small, Craig & Werkenthin, P.C. (included in
             Exhibit 5)

         (b) Consent of KPMG Peat Marwick LLP

         (c) Consent of Arthur Andersen LLP

    (24) Powers of Attorney (included in the signature pages of this Registration Statement)

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

  (1) (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

      (ii) To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933;

      (iii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

      (iv) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

  (6) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas on September 27, 1996.

                                          Prime Medical Services, Inc.

                                          By       /s/ Cheryl Williams
                                            -----------------------------------
                                            CHERYL WILLIAMS, VICE PRESIDENT--
                                                         FINANCE

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth S. Shifrin, Joseph Jenkins, M.D., and Cheryl L. Williams and each of them as their true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including any post-effective amendments as well as any related registration statement (or amendment thereto) filed in reliance upon Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

     /s/ Kenneth S. Shiftrin         Chairman of the Board and     September 27, 1996
____________________________________ Director
        KENNETH S. SHIFTRIN

    /s/  Joseph Jenkins, M.D.        President, Chief Executive    September 26, 1996
____________________________________ Officer and Director
        JOSEPH JENKINS, M.D.

       /s/  Cheryl Williams          Chief Financial Officer,      September 27, 1996
____________________________________ Vice President--Finance and
          CHERYL WILLIAMS            Secretary (Chief Accounting
                                     Officer)

       /s/  Paul R. Butrus           Director                      September 27, 1996
____________________________________
           PAUL R. BUTRUS

   /s/  William E. Foree, M.D.       Director                      September 25, 1996
____________________________________
       WILLIAM E. FOREE, M.D.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

         /s/  Irwin Katz             Director                      September 27, 1996
____________________________________
             IRWIN KATZ

     /s/  John A. McEntire IV        Director                      September 27, 1996
____________________________________
        JOHN A. MCENTIRE IV

     /s/  William A. Searles         Director                      September 27, 1996
____________________________________
         WILLIAM A. SEARLES

  /s/  Michael J. Spalding, M.D.     Director                      September 27, 1996
____________________________________
     MICHAEL J. SPALDING, M.D.

                               INDEX TO EXHIBITS

EXHIBITS
- --------

   (5) Opinion of Small, Craig & Werkenthin, P.C.

  (23) (a) Consent of Small, Craig & Werkenthin, P.C. (Included in Exhibit 5).

       (b) Consent of KPMG Peat Marwick LLP

       (c) Consent of Arthur Andersen LLP

  (24) Powers of Attorney (included in the signature pages of this Registration Statement).